SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 7)

FACET BIOTECH CORPORATION

(Name of Subject Company)

FACET BIOTECH CORPORATION

(Names of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

30303Q103

(CUSIP Number of Class of Securities)

Francis Sarena
Vice President, General Counsel and Secretary
1500 Seaport Boulevard
Redwood City, CA 94063
(650) 454-1000

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

Copies To:

Richard Capelouto

Kirsten Jensen

Robert Spatt

Simpson Thacher & Bartlett LLP

2550 Hanover Street

Palo Alto, CA 94304

(650) 251-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 7 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (“SEC”) on October 1, 2009 (as amended and supplemented from time to time, the “Statement”) by Facet Biotech Corporation, a Delaware corporation (the “Company”), relating to the unsolicited tender offer by FBC Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Biogen Idec Inc. (“Biogen Idec”), to purchase all outstanding shares of common stock of the Company, par value $0.01 per share (“Common Stock”), including the associated rights to purchase shares of Series A Preferred Stock (“Rights”, and together with the Common Stock, the “Shares”) upon the terms and subject to the conditions set forth in the Purchaser’s Tender Offer Statement on Schedule TO originally filed by Purchaser with the SEC on September 21, 2009, as amended and supplemented prior to the date hereof (together with any amendments and exhibits thereto, the “Schedule TO”).  The value of the consideration offered pursuant to the Schedule TO (as so amended), together with all of the terms and conditions applicable to the tender offer, is referred to in this Statement as the “Offer”.  Unless otherwise indicated, all terms used herein but not defined shall have the meanings ascribed to them in the Statement.

Item 1.           Subject Company Information

Item 1 of the Statement is hereby amended and supplemented replacing the last sentence under the heading “Securities” with the following:

As of December 4, 2009, there were outstanding 25,071,903 shares of Common Stock.

Item 2.           Identity and Background of Filing Person

Item 2 of the Statement is hereby amended and supplemented by replacing the first paragraph under the heading “Tender Offer” with the following:

This Statement relates to the tender offer by FBC Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Biogen Idec Inc. (“Biogen Idec”), to purchase all outstanding Shares at a purchase price of $17.50 per share, net to the seller in cash, without interest and subject to any required withholding of taxes.  The tender offer was initially made on September 21, 2009 at a purchase price of $14.50 per Share (the “Original Offer”).  Unless otherwise indicated, all terms used herein but not defined shall have the meanings ascribed to them in the Statement.  The tender offer is being made on the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”), originally filed by Purchaser with the Securities and Exchange Commission (the “SEC”) on September 21, 2009, as amended on September 22, 2009, October 7, 2009, October 16, 2009 and December 3, 2009.  The value of the consideration offered pursuant to the Schedule TO (as so amended), together with all of the terms and conditions applicable to the tender offer, is referred to in this Statement as the “Offer.”

Item 3.           Past Contacts, Transactions, Negotiations and Agreements

Item 3 of the Statement is hereby amended and supplemented by amending and restating in their entirety the first two paragraphs under the heading “Cash Consideration Payable Pursuant to the Offer and the Merger”:

If the Company’s directors and executive officers, each of whom is identified on Annex B hereto, were to tender any Shares they own for purchase pursuant to the Offer, they would receive the same cash consideration per Share on the same terms and conditions as the other stockholders of the Company. If the directors and executive officers were to tender all of the 29,707 Shares owned by them (which number of Shares excludes restricted Shares and options to purchase Shares, which are addressed in the succeeding paragraph below and under the section entitled “Potential Payments upon Termination or Change in Control”) for purchase pursuant to the Offer and those Shares were purchased by the Purchaser for $17.50 per Share, the directors and executive officers would receive an aggregate of $519,873 in cash. As discussed below under “Item 4.  —The Solicitation or Recommendation”, to the knowledge of the Company, none of the Company’s directors or executive officers currently intends to tender any of their Shares for purchase pursuant to the Offer.

As of December 4, 2009, the directors and executive officers of the Company held options to purchase 899,180 Shares, 230,159 of which were vested and exercisable as of that date, with exercise prices ranging from $6.17 to $15.38 and an aggregate weighted average exercise price of $7.73 per share.  Immediately upon a change in control of the Company such as would occur if the Offer is consummated, 46,948 unvested options to purchase Shares and 53,333 unvested Shares underlying restricted stock awards held by directors would fully vest.  See below under the section entitled “Potential Payments upon Termination or Change in Control” for information about awards held by executive officers.  If a merger is consummated following the Offer, the directors and executive officers would receive cash consideration equal to the product of the number of vested options they own and the difference between $17.50 and the exercise price of the options and the same cash consideration for each Share underlying a restricted stock award as the other stockholders of the Company would receive per share.

Item 3 of the Statement is hereby further amended and supplemented by amending and restating in its entirety the second paragraph under the subheading “Payments upon a Change in Control” under the heading “Potential Payments upon Termination or Change in Control” as follows:

The following table describes for each executive officer (assuming that such executive officer continues employment in the same or similar capacity), the potential payments due upon a change in control of the Company as of December 4, 2009 assuming that the Compensation Committee determines, pursuant to its authority as administrator of the 2008 Plan, to accelerate the vesting of all outstanding options to purchase Shares and all restricted Shares upon such a change in control (it being understood that the Compensation Committee is under no obligation to do so):

Name	Acceleration of Vesting of Restricted Stock Awards ($)(1)	Acceleration of Vesting of Options ($)(2)	Total
Faheem Hasnain	$1,796,673	$2,995,113	$4,791,786
Andrew Guggenhime	$712,530	$897,952	$1,610,482
Maninder Hora	$303,678	$400,284	$703,962
Ted Llana	$791,455	$914,059	$1,705,514
Mark Rolfe	$373,328	$424,960	$798,288
Francis Sarena	$365,383	$434,259	$799,642

(1)          Assumes a purchase price of $17.50 per share, and 100% acceleration of all unvested restricted stock awards.

(2)          Represents the net proceeds for 100% of unvested options, assuming options are exercised and Shares sold at $17.50 per share.

Item 3 of the Statement is hereby further amended and supplemented by amending and restating in its entirety the last two paragraphs under the heading “Potential Payments upon Termination or Change in Control” as follows:

The following table summarizes the potential payments upon an involuntary termination of the Company’s executive officers in connection with a change in control, assuming termination as of December 31, 2009:

Name	Cash Severance Payments ($)(1)	Continuation of Health and Life Insurance Benefits	Outplacement Services ($)	Equity Acceleration ($)	Tax Gross-Up Payments ($)	Acceleration of Retention Bonuses ($)	Total ($)
Faheem Hasnain	$1,925,000	$49,252	$10,000	$4,778,732	$1,369,823	$—	$8,132,807
Andrew Guggenhime	$746,728	$37,032	$10,000	$1,588,184	$—	$88,000	$2,469,944
Maninder Hora	$382,395	$24,750	$10,000	$693,890	$—	$—	$1,111,035
Ted Llana	$618,750	$37,032	$10,000	$1,701,316	$—	$—	$2,367,098
Mark Rolfe	$660,000	$37,032	$10,000	$798,288	$—	$—	$1,505,320
Francis Sarena	$348,431	$24,750	$10,000	$788,815	$—	$—	$1,171,997

(1)          Severance payments determined in accordance with each officer’s monthly base salary rate and monthly incentive bonus rate.

Some of the foregoing payments and/or benefits may be delayed or limited as necessary to comply with or be exempt from Code Sections 280G and 409A and the regulations thereunder.

Item 4.           The Solicitation or Recommendation

Amendment of Solicitation/Recommendation

Item 4 of the Statement is hereby amended and supplemented by amending and restating in their entirety the first two paragraphs under the heading “Solicitation/Recommendation” as follows:

After consideration, including review of the terms and conditions of the Offer in consultation with the Company’s financial and legal advisors, the full Board, by unanimous vote at a meeting on December 9, 2009, determined that the Offer is inadequate to the Company’s stockholders and that the Offer is not in the best interests of the Company’s stockholders.

Accordingly, for the reasons described in more detail below, the Board unanimously recommends that the Company’s stockholders reject the Offer and NOT tender their Shares to Purchaser pursuant to the Offer.

Amendment of Background of the Offer

Item 4 of the Statement is hereby amended by replacing all references to “the Offer” included under the heading “Background of the Offer” with references to “the Original Offer”.

Item 4 of the Statement is hereby further amended and supplemented by adding the following new paragraphs after the last paragraph under the heading “Background of the Offer”:

The Board met from time to time after it made its recommendation with respect to the Original Offer to be updated by management and the Company’s financial and legal advisors on the status of the Original Offer and to discuss the matters referred to in Item 7 of this Statement as well as the Company’s business, operations, financial condition and prospects.

On December 3, 2009, Biogen Idec issued a press release announcing that Purchaser was amending the Original Offer by increasing the price to be paid per Share to $17.50, and filed Amendment No. 4 to the Schedule TO to reflect this price increase.

On December 3, 2009, the Company issued a press release notifying the Company’s stockholders that consistent with its fiduciary duties and in consultation with the Company’s financial and legal advisors, the Board would review the Offer and advise the Company’s stockholders of its recommendation, and urging the Company’s stockholders to take no action at that time in response to the announcement of the Offer, pending the Board’s recommendation.

On December 4, 2009, a meeting was held of the Board, at which members of the Company’s management and representatives from Centerview and Simpson Thacher were present, to update the Board with respect to the Offer, the matters referred to in Item 7 of this Statement and other recent developments with respect to the Company’s business, operations, financial condition and prospects.

On December 9, 2009, a meeting was held of the Board, which members of the Company’s management and representatives of Centerview and Simpson Thacher attended, to discuss what recommendation, if any, the Board should make to the Company’s stockholders with respect to the Offer.   At that meeting, a representative of Simpson Thacher reviewed the fiduciary duties of the Board in connection with the consideration of the Offer.  Representatives of Centerview presented a financial analysis and the Board, management and Centerview discussed the Company’s business, operations, financial condition and prospects.  Centerview then rendered its oral opinion to the Board, which oral opinion was subsequently confirmed in writing, that, as of December 9, 2009 and based upon and subject to the factors and assumptions set forth in the written opinion, the consideration proposed to be paid to the Company’s stockholders (other than the Purchaser and its affiliates) pursuant to the Offer was inadequate, from a financial point of view, to such holders. After consideration, taking into account the factors set forth below under “Reasons for the Recommendation of the Board”, the Board unanimously determined that the Offer was inadequate and not in the best interests of the Company and its stockholders.  Accordingly, the Board unanimously determined to recommend that the Company’s stockholders reject the Offer and not tender their Shares in the Offer and approved the filing of Amendment No. 7 to this Statement.  On December 10, 2009, the Company issued a press release, which is attached as an exhibit to this Statement and which included the following letter to the Company’s stockholders:

December 10, 2009

Dear Fellow Stockholders:

Your Board of Directors, after review and consideration of Biogen Idec’s revised tender offer with its financial and legal advisors, has unanimously recommended that stockholders reject Biogen Idec’s revised, unsolicited $17.50 per share offer to buy all of the outstanding shares of common stock of Facet Biotech (the Company).

Your Board has determined the $17.50 per share offer to be inadequate, and believes that Biogen Idec is materially undervaluing the assets of Facet Biotech while overstating certain liabilities, and their offer demonstrates an incomplete understanding of Facet Biotech’s pipeline and technologies.  As a result of this belief, and in light of the movement shown by Biogen Idec in its current offer, the Company has decided to offer Biogen Idec the opportunity to engage in due diligence discussions with the Company to determine whether Biogen Idec will materially increase its offer. This due diligence review would be subject to Biogen Idec appropriately addressing the Company’s confidentiality concerns.  Facet Biotech would provide this opportunity to Biogen Idec regardless of whether Biogen Idec further extends the offer or chooses to permit it to expire, and the Company does not intend to require that its confidentiality agreement with Biogen Idec contractually block the offer.

Since Biogen Idec’s initial offer, Facet Biotech has received inquiries from third parties other than Biogen Idec who have expressed an interest in considering transactions involving all or a portion of the Company’s shares or assets. The Company has entered into confidentiality agreements and made non-public information regarding Facet Biotech available to certain parties to enable them to conduct due diligence and have discussions with the Company, and the Company expects to continue to do so. In addition, and in light of the revised offer from Biogen Idec, the Company has asked its financial advisor, Centerview Partners, to solicit additional third parties to determine if any such parties have an interest in a transaction that the Board would determine to be in the best interests of Facet Biotech’s stockholders. No assurance can be given that this will result in any transaction that will be determined by your Board to be in the best interests of the Company’s stockholders or with respect to the price that may be obtained in any such transaction.

In making its recommendation to reject the revised offer from Biogen Idec, your Board considered a number of factors including those analyzed in conjunction with its rejection of Biogen Idec’s original offer, and noted among other reasons its belief that:

•                  The revised offer provides insufficient value to our pipeline products, specifically daclizumab, elotuzumab, volociximab, TRU-016, PDL192 and PDL241, and our protein engineering technologies, particularly in light of the promising scientific data we recently presented.

•                  The revised offer continues to be funded in large part by Facet Biotech’s cash, marketable and investment securities and restricted cash.

•                  The revised offer does not appropriately reflect the significant potential synergy value of a combination.

•                  Facet Biotech’s strong balance sheet continues to provide the resources to support development activities with the potential to create meaningful growth and value for stockholders through important potential milestones and value inflection points through 2012.

•                  The Company is currently in ongoing discussions regarding potential subleases of its excess real estate capacity and is optimistic that a significant reduction of these obligations can be achieved through one or more subleases over time.

•                  The revised offer is inadequate from a financial point of view to the Company’s stockholders.  The Board considered the fact that Centerview Partners delivered an oral opinion, subsequently confirmed in writing, that, as of December 9, 2009, and subject to certain factors and assumptions, the revised offer of $17.50 per share was inadequate to Facet Biotech stockholders from a financial point of view. Please see the full text of Centerview Partners’ written opinion, which is included as Annex A-1 in the Schedule 14D-9.

A complete discussion of these and the other significant factors contributing to your Board of Directors’ recommendation is included in the Schedule 14D-9. We urge you to read the Schedule 14D-9 carefully and in its entirety so that you will be fully informed as to your Board of Directors’ recommendation.

Your Board and management team take their fiduciary responsibilities to you, our stockholders, extremely seriously. We are committed to creating value for all of our stockholders and remain open to appropriate opportunities that will achieve this result, including alternative transaction structures that would provide full and fair value for our stockholders reflecting the upside potential of the Company’s pipeline and technologies.

In the meantime, your management team continues to execute on its strategic plan, and we are confident in Facet Biotech’s ability to provide meaningful growth and value to our stockholders regardless of whether any transaction occurs.

We greatly appreciate your continued support.

Sincerely,

/s/ Brad Goodwin
Chairperson of the Board
Facet Biotech

/s/ Faheem Hasnain
President and Chief Executive Officer
Facet Biotech

Amendment of Reasons for the Recommendation of the Board

Item 4 of the Statement is hereby amended and supplemented by restating in its entirety all of the text under the heading “Reasons for the Recommendation of the Board” as follows:

The Board has reviewed and considered the Offer after consultation with members of management and the Company’s financial and legal advisors. After considering its fiduciary duties under applicable law, the Board has unanimously determined that the Offer is inadequate and is not in the best interests of the Company or its stockholders. Accordingly, the Board recommends that the Company’s stockholders reject the Offer and not tender their Shares to Purchaser pursuant to the Offer.

The Board considered each of the following factors, among others, when reaching its recommendation that stockholders reject the Offer and not tender their shares to Purchaser:

•                  The Offer is funded in large part by the Company’s cash, marketable and investment securities and restricted cash, and attributes insufficient value to the operating and other assets of the Company.

•                  Significant value of cash, marketable and investment securities and restricted cash.  As of November 30, 2009, the Company held cash, marketable and investment securities (including its equity investment in Trubion) and restricted cash having an aggregate value of approximately $316.1 million.  This represents approximately $12.61 per outstanding Share and $12.04 per Share calculated on a fully-diluted basis using the treasury stock method at the Offer price of $17.50 per Share.

•                  Up to $60 million in collaboration milestone payments achievable by end of first half of 2010.  If all $60 million of these payments were received, this amount would represent approximately $2.39 per outstanding Share and $2.29 per Share calculated on a fully-diluted basis using the treasury stock method at the Offer price of $17.50 per Share.  These potential milestone payments are detailed below under “The Company’s rights under its collaboration agreements have substantial value.”

•                  Daclizumab has significant value and strong probability of success, particularly following the decision to advance to phase 3.

•                  Significant market opportunity for daclizumab in MS.  The global multiple sclerosis (“MS”) market for 2010 is estimated at $10.9 billion, of which approximately $9.7 billion, or 88%, represents sales of interferons and Copaxone®.  The Company believes that next-generation molecules in development, which are expected to be significantly more efficacious than interferons and Copaxone, will capture a significant and increasing portion of the MS market.  Among these potentially more efficacious next-generation molecules, the Company believes that safety likely will be a significant differentiating factor.  Based on daclizumab efficacy and safety data to date over a number of clinical trials, the Company believes that daclizumab, if approved, would achieve a strong position in the global MS market.  Biogen Idec, a leader in the global MS market, has stated that daclizumab has the potential to play a significant role in the treatment of MS.

•                  Strong probability of success for daclizumab.

•                  The SELECT study is the first of two required registration-enabling studies for daclizumab.  On July 31, 2009, a futility analysis was performed with respect to the SELECT trial to ensure safety of the subjects and to evaluate whether the trial should continue.  As described in an unblinding plan submitted to the FDA, an independent statistician analyzed clinical data from approximately 150 trial subjects that had completed at least six months of treatment.  An independent safety monitoring committee reviewed the interim data and recommended to Biogen Idec and the Company the continuation of the SELECT study.

•                  In addition, to determine whether the collaboration should trigger the DECIDE phase 3 trial and to inform the design of this phase 3 trial, certain prearranged employees of the Company and Biogen Idec, who no longer have a role in the management of the SELECT study, reviewed on behalf of the Company and Biogen Idec summary data tables prepared by the independent statistician from the interim analysis.  Based on this review and data from prior studies, these certain prearranged employees recommended on behalf of the Company and Biogen Idec that the collaboration should initiate the DECIDE phase 3 study, which is the second and final required registration-enabling study.  SELECT remains an ongoing blinded study and the primary endpoint data readout is expected to occur in 2011.

•                  On August 3, 2009, the Company announced Biogen Idec’s and the Company’s decision to initiate the DECIDE phase 3 study.  In August 2009, the Company submitted a Special Protocol Assessment to the FDA and the Company, together with Biogen Idec, is working with the FDA to finalize the protocol for the DECIDE study, which is expected to be initiated in the first half of 2010.

•                  Based on these factors, including the decision by the Company and Biogen Idec to advance to a phase 3 trial, the Company believes the probability of success of the daclizumab program has increased significantly and, when combined with the data to date from a number of prior daclizumab clinical trials, the Company believes daclizumab has a strong probability of success.

•                  The Company’s other development products, four of which are in clinical-stage development and one additional in pre-clinical stage development, have considerable value.

In addition to the daclizumab program, the Company has four other programs in clinical-stage development and one in pre-clinical stage development.  These development programs are:

•                  Elotuzumab.  Elotuzumab, a CS1 directed antibody, is in phase 1 development for the treatment of multiple myeloma (“MM”) in collaboration with Bristol-Myers Squibb (“BMS”). The Company and BMS presented promising new data from studies of elotuzumab in patients with MM at the American Society of Hematology (“ASH”) conference in December 2009.  In an oral presentation at the ASH conference, interim data were presented from an ongoing phase 1/2 study of elotuzumab plus lenalidomide and low-dose dexamethasone in patients with MM showing that of the 28 treated patients in the trial, 23 (82 percent) had an objective response (“OR”) by International Myeloma Working Group criteria. A subset analysis showed that of 22 patients who had not previously received lenalidomide treatment, 21 patients (95 percent) achieved an OR.  No dose-limiting toxicities were reported up to the highest dose level of 20 mg/kg and a maximum tolerated dose was not established.  The Company believes these promising data support the initiation of a global phase 2 study, which the Company anticipates occurring in the first half of 2010. In addition, a poster presentation was made at the ASH conference of interim data from an ongoing phase 1/2 study of elotuzumab plus bortezomib in patients with MM.

•                  Volociximab.  Volociximab (M200), an antibody targeting the a5b1 integrin, is in phase 1/2 development for solid tumors with Biogen Idec under the Biogen Idec Collaboration Agreement, which covers volociximab in all indications.  In September 2009 at the European Society for Medical Oncology conference, the Company and Biogen Idec presented promising data from a phase 1 trial of volociximab in combination with carboplatin and paclitaxel in non-small cell lung cancer, which showed an encouraging median progression-free survival of 6.6 months.  The Company and Biogen Idec also have together licensed volociximab to Ophthotech for ophthalmic indications and have the right to various development, regulatory and sales-based milestones and eventual royalties on potential product sales.

•                  TRU-016.  TRU-016, a Small Modular ImmunoPharmaceutical (SMIPTM) protein therapeutic that targets CD37, is in phase 1 development for the treatment of chronic lymphocytic leukemia (“CLL”) in collaboration with Trubion.  TRU-016 appears to be a highly effective B-cell depleting drug that acts through both antibody dependent cellular cytoxicity and direct cell killing (apoptosis) and may be effective in treating patients who do not respond well or at all to CD20-directed therapies, such as Biogen Idec’s Rituxan® antibody.  B-cell depletion has broad therapeutic applications, including CLL, non-Hodgkin’s lymphoma, MS, rheumatoid arthritis and lupus.  The Company and Trubion presented positive new data from an ongoing study of TRU-016 in patients with relapsed and refractory CLL at the ASH conference in December 2009.  Of the 33 patients enrolled, a majority (20/33) had high-risk genomic features associated with a poor prognosis and had received multiple prior therapies. Evidence of TRU-016 biological activity was seen beginning with patients dosed at the 0.3 mg/kg dose level, including in high-risk patients. Partial response was observed in five patients, including one patient with the 17p deletion cytogenetic abnormality.  Partial response was determined following investigator assessment and the two-month confirmation of these responses is pending.  Two patients with leukemia cutis experienced clearing, one complete and one partial. At the 10 mg/kg dose, four of five patients with elevated peripheral lymphocyte counts were reduced to normal levels.  A total of 16 serious adverse events have been reported. The maximum tolerated dose has not yet been reached.

•                  PDL192.  PDL192 is in phase 1 development for solid tumors.  PDL192 is a monoclonal antibody which targets the tumor necrosis factor-like weak inducer of apoptosis (TWEAK) receptor, also known as Fn14, with respect to which the Company owns worldwide rights.  Although several companies, including Biogen Idec, are targeting Fn14 in ongoing oncology and immulogy programs, to its knowledge, only the Company has advanced a program to the clinic.

•                  PDL241.  PDL241 is in pre-clinical development for immunologic diseases.  Like elotuzumab, PDL241 is directed against the CS1 antigen.  BMS has an option to include PDL241 in the existing collaboration with the Company, which is further discussed below under “The Company’s rights under its collaboration agreements have substantial value.”

The Board believes that these programs represent substantial value for the Company’s stockholders, including the value represented by potential milestone payments and the Company’s rights under its collaboration agreements for the programs that are being developed in collaboration with the Company’s partners as discussed below under “The Company’s rights under its collaboration agreements have substantial value.”

•                  The Company’s proprietary protein engineering platform technologies have favorable prospects.

•                  Scalable, Rapid and Comprehensive Protein Engineering. The Company’s proprietary platform of next-generation protein engineering technologies rapidly and comprehensively identifies potential opportunities to improve the affinity, immunogenicity and half-life of protein therapeutics, vaccines and enzymes.  The Company presented data regarding the company’s proprietary next-generation protein engineering capabilities, including its PxP engineering technology, and identification of four commercial antibodies as detailed below at the December 2009 IBC Antibody Engineering and Therapeutics Conference in San Diego.

•                  COM Patents. Applying the Company’s proprietary protein engineering platform technologies, the Company has identified numerous novel mutations and combinations of mutations of four commercial antibodies, bevacizumab (Avastin®), cetuximab (Erbitux®), adalimumab (Humira®) and omalizumab (Xolair®) and has filed composition of matter (“COM”) patent applications covering these antibody mutations. The Company expects to complete its protein engineering work on an additional commercial antibody and file a COM related patent application covering mutations of this antibody in 2009 and to continue its protein engineering work thereafter.

•                  Potential for Collaborations and Licensing. The Company believes its proprietary platform and capabilities are valuable to companies pursuing biobetters or seeking to improve first-generation proteins. Discussions are underway with multiple parties regarding licensing the Company’s protein engineering technologies, collaborating on the development of biobetters and performing protein engineering services for a fee.

•                  The Company’s rights under its collaboration agreements have substantial value.

•                  No change in control termination or consent rights in collaboration agreements.  In the event of an acquisition of the Company by a third party (other than Biogen Idec), the Company’s collaboration with Biogen Idec would continue unchanged, as further described above in Item 3 under the heading “Biogen Idec Collaboration Agreement”.   In addition, the Company’s collaboration agreements with BMS and Trubion would continue.  Those collaboration agreements do not require any consent by BMS or Trubion or permit BMS or Trubion to terminate because of a Company change in control, except that Trubion has the right to opt out of collaboration on the TRU-016 product specifically.

•                  Biogen Idec Collaboration Agreement.  Under the Biogen Idec Collaboration Agreement, Biogen Idec will pay the Company a $30 million milestone payment upon the initiation of the DECIDE phase 3 study of daclizumab, which both Biogen Idec and the Company have publicly announced they expect will occur in the first half of 2010.  As described under Item 2 above under “Biogen Idec Collaboration Agreement”, the Company also potentially has the right to additional development, regulatory and sales-based milestone payments totaling up to $620 million for IL-2R products (including daclizumab) and α5β1 products (including volociximab).  Development costs under the collaboration are shared equally and the Company would be entitled to 50% of the operating profits and to co-promotion rights in the U.S., Canada and the European Union for any collaboration product that is commercialized and the right to receive royalties in other territories.

•                  Bristol-Myers Squibb Collaboration Agreement.  For elotuzumab, the Company has the right to receive a $15 million milestone payment under its BMS collaboration agreement if the Company and BMS determine to advance elotuzumab into phase 2, and the Company expects that it will achieve this milestone and receive this payment in the first half of 2010.  The Company also potentially has the right to receive up to $460 million in additional development and regulatory milestone payments and up to $200 million in sales-based milestone payments for elotuzumab in multiple myeloma and other indications.  For PDL 241, if BMS elects to expand the collaboration to include the PDL241 antibody after evaluation of the results of certain pre-agreed pre-clinical studies, which evaluation and decision the Company expects BMS to complete by the end of 2009, the Company could receive a $15 million milestone payment.  If BMS exercises its option to expand the collaboration to include PDL241, the Company would have the right to receive up to $230 million in development and regulatory milestone payments and up to $200 million in sales-based milestone payments with respect to PDL241.  Under the agreement, BMS funds 80% of the development costs and the Company funds the remaining 20%. The Company would receive 30% of the profits on any U.S. sales of collaboration products and royalties on sales of collaboration products outside the U.S. ranging from the low- to mid-teens.

•                  Trubion Collaboration and License Agreement.  This agreement provides for the Company and Trubion to collaborate with respect to the development and commercialization of CD37-directed protein therapeutic products, including TRU-016, and share equally in development costs and collaboration product profits. Trubion has a right of first negotiation with respect to any assignment by the Company of its interest in the agreement to a third party other than in connection with a Company change in control.  The Company may terminate the collaboration agreement at any time prior to February 27, 2011 upon payment of a $10 million termination fee and thereafter without a termination fee.

•                  The Company’s strong balance sheet provides the resources to continue development through important development milestones in 2010 and 2011.

A number of the Company’s development programs have important milestones in 2010 and 2011, each of which could create significant value for stockholders of the Company.  The Company’s strategic plan provides the Company with sufficient cash to fund its operations through these potential value inflection points into 2012, including the SELECT registration trial data readout which is expected to occur in the second half of 2011.  Assuming the outcome of these potential value inflection points is positive, the Company believes it would be able to raise additional capital to fund its operations after 2012 on terms that are favorable to the Company and its stockholders.

•                  The Company has the potential to generate significant royalties and milestone payments from the Company’s out-licensed programs and other agreements.

The agreements under which the Company may receive royalty and milestone payments from third parties include:

•                  EKR Therapeutics.  Royalties on sales of the pre-mixed bag formulation of Cardene®, which has been commercialized and is currently sold in the market.

•                  Abbott.  Licensee of ABT-874, a fully human anti-IL-12 antibody, which is currently in phase 3 development, and of rights related to several humanized antibodies.

•                  Seattle Genetics.  Licensee of SGN-33 (lintuzumab), an anti-CD33 antibody, which is currently in phase 2b development, and rights to another preclinical target.

•                  Progenics Pharmaceuticals.  Licensee of PRO-140, a humanized antibody, which is currently in phase 2 development.

•                  Ophthotech.  Licensee of volociximab for ophthalmic uses, which is currently in phase 1 development.

•                  Actinium Pharmaceuticals. Licensee of forms of derivatives of HuM195, an anti-CD33 antibody, conjugated with alpha emitting radioisotopes, which is currently in phase 1 development.

•                  Genentech.  Licensee of rights to antibody-drug conjugates (ADC) directed against the TMEFF2 antigen, which is currently in pre-clinical development.

•                  The Offer is opportunistically timed to acquire value not reflected in the Company’s stock price and prior to a pending $30 million milestone payment from Biogen Idec.

•                  Biogen Idec’s Initial Proposal was made shortly after the interim futility analysis and the joint decision to advance daclizumab to phase 3.  Biogen Idec has a deep understanding of the potential of daclizumab as a result of knowledge obtained as the Company’s development partner over the last four years and through its existing MS franchise.  The Board believes that Biogen Idec recognizes the attractiveness of the Company’s near-term and future growth prospects, including the significant market opportunity for daclizumab, and has opportunistically timed the Offer to acquire the Company before these factors are fully reflected in the Company’s stock price.

•                  Biogen Idec is expected to make a significant milestone payment to the Company in the first half of 2010.  Biogen Idec will make a $30 million milestone payment to the Company upon the initiation of the DECIDE daclizumab phase 3 study, which the Company and Biogen Idec have announced is expected to occur in the first half of 2010.

•                  There is significant potential synergy value in a business combination with the Company.

•                  Strategic Synergies.  The Board believes that any industry buyer would gain value through the strategic fit and competitive value inherent in the Company’s MS and oncology programs and its antibody and protein engineering technology platforms.  Biogen Idec would gain exclusive rights to daclizumab in MS if it were to acquire the Company, and any other acquirer would gain a 50% interest in daclizumab in MS and all of the Company’s other rights under the Biogen Idec Collaboration Agreement.  While Biogen Idec has recently tried to characterize its pursuit of an acquisition of the Company as desirable but not a “must have” in communications with the Company’s stockholders, Biogen Idec has previously publicly stated that a transaction is a “compelling combination” because of the strong strategic fit with its MS franchise.

•                  Cost Synergies.  The Board believes that given Biogen Idec’s significant resources and infrastructure it would achieve significant cost synergies.

•                  Elimination of Future Milestone Payments.  In the event of an acquisition by Biogen Idec, the pending $30 million milestone payment and any other future milestone payment obligations of Biogen Idec under the daclizumab and volociximab development programs would be eliminated.  If the products under the Biogen Idec Collaboration Agreement are successfully developed in multiple indications and all milestones are achieved, the Biogen Idec Collaboration Agreement provides for development, regulatory and sales-based milestone payments totaling up to $660 million.

•                  Net Operating Losses (NOLs).  The Company expects to have accumulated net operating losses of approximately $63.6 million by the end of 2009.  These net operating losses would have immediate value in the hands of any potential acquiror (including Biogen Idec) to offset taxable profits.  The Company estimates that the full value of these NOLs could be realized in less than four years.  The Company’s existing development activities are expected to result in an increase of these NOLs in future periods.

•                  Opportunities exist to reduce the Company’s long-term lease liabilities.

•                  As disclosed in the Company’s filing on Form 10-K for the year ended December 31, 2008, the Company’s estimated aggregate lease obligations over the 12-year period from 2010 through the end of the lease term in 2021 total approximately $208 million. This amount would be lower in current dollars on a discounted basis. Approximately 80% of these lease payments are due after 2012.

•                  The Company is currently in ongoing discussions regarding potential subleases of the Company’s excess real estate capacity. While there is no assurance of success, the Company is optimistic that over time a significant reduction of these obligations can be achieved through one or more subleases.

•                  Opinion of Centerview Partners.

The Board considered the fact that Centerview Partners delivered an oral opinion, subsequently confirmed in writing, that, as of December 9, 2009, and based upon and subject to the factors and assumptions set forth in such written opinion, the consideration of $17.50 per Share, net to the seller in cash, without interest (and less any applicable withholding taxes) proposed to be paid to holders of Shares in the Offer was inadequate to the holders of the Shares from a financial point of view. The full text of the written opinion of Centerview Partners, dated December 9, 2009, and which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion, is attached to this Statement as Annex A-1. Centerview Partners provided its opinion for the information and assistance of the Board in connection with its consideration of the Offer. The opinion of Centerview Partners is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or any other matter.

•                  The Offer represents a negligible premium to the market price for the Shares.

The Offer price of $17.50 per Share is nearly the same as the current market price and represents a premium of less than a one percent to the Share closing price on the date of the determination by the Board of its recommendation with respect to the Offer.

•                  The Offer is highly conditional, creating substantial uncertainty as to whether Biogen Idec would be required to consummate the Offer.

•                  MAE Condition.  As described under Item 2 of this Statement, the Offer is conditioned upon the MAE Condition, the requirements of which include, among other items, that there not have occurred any change to the business, operations or prospects of the Company that may be materially adverse, and that Biogen Idec not have become aware of any fact which may have material adverse significance with respect to the value of the Company.  The MAE Condition is sufficiently broad that Biogen Idec or the Purchaser could argue that almost any change to the Company’s business, including changes arising in the ordinary course of the operations of the Company, may cause this condition not to be satisfied.

•                  The Impairment Condition.  As described under Item 2 of this Statement, the Offer is conditioned on the Impairment Condition, the requirements of which include, among others, that the Company not having entered into any agreement or transaction that diminishes the expected value of the acquisition of the Company to Biogen Idec.  This condition is sufficiently broad and vague that it enables Biogen Idec to argue that virtually any agreement or transaction entered into by the Company, including in the ordinary course of operations, diminishes the expected value of the Company to Biogen Idec.

•                  Equity Market and Foreign Exchange Performance Condition.  The Offer is conditioned upon the performance of the Dow Jones Industrial Average, S&P 500 index and the NASDAQ Composite Index (together, the “Indices”). To the extent that any of these Indices decline by an amount in excess of 15% measured from the close of business at the time of commencement of the Offer, Biogen Idec is not required to complete the Offer. In the past two years, the equity markets have dropped over 15% in a 20 trading-day period at least 18 times.  The Offer is also conditioned upon there not having occurred any material change in the US dollar or any other currency exchange rates or a suspension or limitation of the currency markets.

•                  Litigation Condition.  The Offer is conditioned on the absence of various types of litigation and the condition is sufficiently broad that Biogen Idec and Purchaser may argue that the litigation currently pending against the Company as described in Item 8, under the heading “Litigation” may have already triggered the failure of this condition.

•                  Highly Conditional Offer.  The effect of these, and other numerous conditions, is that the Company’s stockholders cannot be assured that Biogen Idec will be required to consummate its Offer.  A number of the conditions are broad, are of questionable relevance, and are solely for the benefit of the Purchaser and Biogen Idec.  Compliance with some of these conditions could restrict the Company’s ability to manage its business in the ordinary course and may not be capable of being satisfied in the event that the Company continues to operate its business consistent with past practice.

Item 7.    Purposes of the Transaction and Plans or Proposals

Item 7 of the Statement is hereby amended and supplemented by restating in its entirety all of the text under the heading “Subject Company Negotiations” as follows:

For the reasons discussed in Item 4 “—Reasons for the Recommendation of the Board”, the Board unanimously determined that the Offer is inadequate and not in the best interests of the Company’s stockholders, other than Biogen Idec and its affiliates. Accordingly, the Board recommends, on behalf of the Company, that the Company’s stockholders reject the Offer and not tender their Shares pursuant to the Offer.

Since the date of the Initial Offer, the Company has received inquiries from third parties other than Biogen Idec who have expressed an interest in considering transactions involving all or a portion of the Shares or of the Company’s assets.  The Company has entered into confidentiality agreements and made certain non-public information regarding the Company available to certain parties to enable them to conduct due diligence and have discussions with the Company, and the Company expects to continue to do so.  In addition, and in light of the current Offer, the Company has asked its financial advisor, Centerview, to solicit additional third parties to determine if any such parties have an interest in a transaction that the Board would determine to be in the best interest of the Company’s stockholders.

As stated above, the Board has determined the Offer to be inadequate and believes that Biogen Idec is materially undervaluing the assets of the Company while overstating certain liabilities, and that the Offer demonstrates an incomplete understanding by Biogen Idec of the Company’s pipeline and technologies.  As a result of this belief by the Board, and in light of the movement shown by Biogen Idec by making the current Offer, the Board has decided to offer Biogen Idec the opportunity to engage in due diligence discussions with the Company to determine whether Biogen Idec will materially increase the Offer.  This due diligence review would be subject to Biogen Idec appropriately addressing the Company’s confidentiality concerns.  The Company would provide this opportunity to Biogen Idec regardless of whether Biogen Idec further extends the Offer or chooses to permit it to expire, and the Company does not intend to require that its confidentiality agreement with Biogen Idec contractually block the Offer.

The Company is willing to consider alternative transaction structures that would provide full and fair value for the Company’s stockholders reflecting the upside potential of the Company’s pipeline and technologies.  No assurance can be given that any transaction will result that will be determined by the Board to be in the best interest of the Company’s stockholders or with respect to the price that may be obtained in any such transaction.

Except as described in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, the Company is not now undertaking or engaged in any negotiations in response to the Offer that relates to or would result in (i) a tender offer for, or other acquisition of, Shares by Biogen Idec, any of its subsidiaries, or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company. Except as described or referred to or incorporated in this Schedule 14D-9 or the annexes and exhibits to this Schedule 14D-9 or the Offer, there are no transactions, board resolutions, agreements in principle or contracts entered into in response to the Offer which relate to or would result in one or more of the matters referred to in the preceding sentence.

Notwithstanding the foregoing, the Company may in the future engage in negotiations in response to the Offer that could have one of the effects specified in the preceding paragraph, and it has determined that disclosure with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to in the preceding paragraph might jeopardize the discussions or negotiations that the Company may conduct. Accordingly, the Board has adopted a resolution instructing management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until such time as counsel advises the Company such disclosure is required by law.

Item 8.    Additional Information

Item 8 of the Statement is hereby amended and supplemented by adding the following new sentences at the end of the paragraph under the heading “Litigation”:

Defendants have filed a demurrer seeking to dismiss the complaint in its entirety. The court will hear the motion in February 2010.

Item 9.    Materials to Be Filed as Exhibits

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Document

(a)(15)	Opinion of Centerview, dated as of December 9, 2009 (attached as Annex A-1 to the Schedule).
(a)(16)	Press release issued by Facet Biotech on December 10, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FACET BIOTECH CORPORATION

By:	/s/ FRANCIS SARENA
Name:	Francis Sarena
Title:	Vice President, General Counsel and Secretary

Dated:	December 10, 2009

Annex A-1

[Centerview Partners LLC Letterhead]

December 9, 2009

Board of Directors
Facet Biotech Corporation
1500 Seaport Blvd.
Redwood City, CA 94063

Members of the Board:

You have asked us to advise you with respect to the adequacy, from a financial point of view, to the holders of shares of common stock, par value $0.01 per share (the “Shares”) of Facet Biotech Corporation (the “Company”) of the consideration of $17.50 per Share, net to the seller in cash, without interest (and less any applicable withholding taxes) (the “Consideration”) proposed to be paid to such holders in the Amended Offer (as defined below).  The terms of the amended offer to purchase (the “Amended Offer to Purchase”) and related amended letter of transmittal (which, together with the Amended Offer to Purchase, constitutes the “Amended Offer”) contained in the Tender Offer Statement on Schedule TO filed by FBC Acquistion Corp. (the “Offeror”), a wholly owned subsidiary of Biogen Idec Inc. (“Biogen Idec”), and Biogen Idec with the Securities and Exchange Commission on September 21, 2009, as amended through Amendment No. 4 to the Tender Offer Statement on Schedule TO filed by the Offeror and Biogen Idec with the Securities and Exchange Commission on December 3, 2009 (as amended, the “Amended Schedule TO”), provide for an offer for all of the Shares pursuant to which, subject to the satisfaction of certain conditions set forth in the Amended Offer, the Offeror will pay the Consideration for each Share accepted.  We note that the Amended Offer to Purchase provides that following consummation of the Amended Offer, the Offeror intends to consummate a merger with the Company (the “Merger” and, together with the Amended Offer, the “Transactions”) in which all remaining public stockholders of the Company would receive the per Share Consideration that was paid pursuant to the Amended Offer.  The terms and conditions of the Transactions are set forth in more detail in the Amended Offer to Purchase relating to the Amended Offer.

In connection with rendering our opinion, we have reviewed, among other things, the Amended Schedule TO, including the Amended Offer to Purchase and the related letter of transmittal contained therein; the Solicitation/Recommendation Statement of the Company filed on Schedule 14D-9 on October 1, 2009, as amended through Amendment No. 7 to the Solicitation/Recommendation Statement of the Company to be filed on Schedule 14D-9/A, in the form approved by you on the date of this opinion (as amended, the “Amended Schedule 14D-9”).  We have also reviewed and analyzed certain publicly available business and financial information relating to the Company, including the Company’s audited financial statements as of and for the year ending December 31, 2008 and interim statements to date, as well as certain internal financial and operating information, including financial forecasts, analyses and projections prepared by or on behalf of the Company and provided to us for purposes of our analysis, and we have met with management of the Company to review and discuss such information and, among other matters, the Company’s business, operations, assets, financial condition and future prospects.

A-1-1

We have also reviewed and considered certain financial and stock market data relating to the Company, and we have compared that data with similar data for certain other companies, the securities of which are publicly traded, that we believe may be relevant or comparable in certain respects to the Company or one or more of its businesses or assets, and we have reviewed and considered the financial terms of certain business combinations in the biotechnology and specialty pharmaceuticals industries.  We have also performed such other financial studies, analyses, and investigations and reviewed such other information as we considered appropriate for purposes of this opinion.

In our review and analysis and in formulating our opinion, we have assumed and relied upon the accuracy and completeness of all of the historical financial and other information provided to or discussed with us or publicly available, and we have not assumed any responsibility for independent verification of any of such information.  We have also assumed and relied upon the reasonableness and accuracy of the financial projections, forecasts and analyses provided to us, and we have assumed that such projections, forecasts and analyses were reasonably prepared in good faith and on bases reflecting the best currently available judgments and estimates of the Company’s management.  We express no opinion with respect to such projections, forecasts and analyses or the assumptions upon which they are based.  In addition, we have not reviewed any of the books and records of the Company, or assumed any responsibility for conducting a physical inspection of the properties or facilities of the Company, or for making or obtaining an independent valuation or appraisal of the assets or liabilities of the Company, and no such independent valuation or appraisal was provided to us.  We also have assumed that the transactions described in the Amended Offer to Purchase would be consummated without waiver or modification of any of the material terms or conditions contained therein by any party.  Our opinion does not address any legal, regulatory, tax or accounting matters.

In rendering this opinion, Centerview Partners, LLC (“Centerview”) has not been engaged to act as an agent or a fiduciary of the Company, any of its affiliates, or its stockholders.  In the ordinary course of our business, Centerview or its affiliates may, from time to time make a market in, have a long or short position in, buy and sell or otherwise effect transactions for customer accounts and for our own accounts in securities or loans of, or perform investment banking, commercial lending or other services for, the Company and other entities which are or may be involved in the Transactions.  We are acting as financial advisor to the Board of Directors of the Company (the “Board of Directors”) in connection with its consideration of the Amended Offer and other matters pursuant to our engagement by the Board of Directors.  We have received certain fees for our services in connection with our engagement, and the Company has agreed to pay us additional fees for our services in connection with our engagement, the amount of which depends upon whether a sale of the Company or a business combination involving the Company is consummated, including as a result of the Transactions.  In addition, the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.  We also may provide investment banking and other financial services to the Company, the Offeror, Biogen Idec or their respective affiliates in the future, for which we may receive compensation.

A-1-2

Our opinion does not address the relative merits of the Transactions as compared to any strategic alternatives that may be available to the Company.  This opinion addresses only the adequacy from a financial point of view, as of the date hereof, of the Consideration proposed to be paid to the holders of Shares (other than the Offeror and any of its affiliates) pursuant to the Amended Offer.  In addition, we do not express any view on, and our opinion does not address, the adequacy or fairness of the Consideration or any other term or aspect of the Amended Offer or the Merger to, or any consideration received in connection therewith by, the Offeror, Biogen Idec or any of their respective affiliates, creditors, or other constituencies of the Company or of the Offeror.  We are not expressing any opinion as to the prices at which the Shares will trade at any time.  Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof.  Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors in connection with its consideration of the Amended Offer and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Amended Offer or any other matter.

It is understood that this letter is for the benefit and use of the Board of Directors of the Company in its consideration of the Amended Offer and except for inclusion in its entirety in the Amended Schedule 14D-9, may not be quoted, referred to or reproduced at any time or in any manner without our prior written consent.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that as of the date hereof, the Consideration proposed to be paid to the holders of Shares (other than the Offeror and any of its affiliates) pursuant to the Amended Offer is inadequate to such holders from a financial point of view.

Very truly yours,

CENTERVIEW PARTNERS LLC

A-1-3